FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2005


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                   4 May 2005

                  BG Group appoints new Non-Executive Director

BG Group plc has today announced the appointment of Jurgen Dormann as a Non-Executive Director from 1 June 2005.

Mr Dormann, 65, is Chairman of ABB Ltd (formerly Asea Brown Boveri), a leading Swiss-based provider of power and automation technologies serving a broad base of utility, industrial and commercial customers.

Commenting on the appointment, BG Group's Chairman Sir Robert Wilson said:
"Jurgen Dormann is a business leader of considerable repute. He has experience of many different industries and in several countries. I am sure he will bring valuable new perspectives to our strategy and decision-making."

                                     -ends-
Notes to Editors

Based in Switzerland, ABB operates in around 100 countries and employs 102,000 people. Mr Dormann became Chairman of ABB in 2001 and Chief Executive in 2002, having been a non-executive director since 1998. He is widely credited for turning around the company's fortunes, selling non-core assets and focussing ABB on its two core strengths of power and automation technologies. Mr Dormann stepped down as Chief Executive on 1 January 2005, continuing his role as Chairman.

Prior to his roles at ABB, Mr Dormann had a successful career at Hoechst and Aventis spanning almost forty years. He became Chief Executive of Hoechst in 1994 and led the merger with Rhone Poulenc to form Aventis in 1999, becoming Chief Executive of the combined group.

Mr Dormann's current non-executive roles include Vice Chairman of the Board at Sanofi-Aventis (France), Member of the Board at Adecco SA (Switzerland) and IBM
(USA).

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation.

As required by Section 16.4(a) of the Listing Rules, a schedule giving details of all directorships held by Mr Dormann in publicly-quoted companies at any time in the previous five years is set out below.

In addition, BG Group plc confirms that there are no details to be disclosed under Section 16.4(b) of the Listing Rules.



Schedule of directorships held by Mr Dormann in publicly-quoted companies in the past five years

Name of        Country of                     Date of           Current/Date of
company        incorporation              appointment           resignation

ABB Ltd        Switzerland                       1998             Current
Adecco SA      Switzerland                       2004             Current
IBM
Corporation    USA                               2005             Current
Sanofi-Aventis France                            2004             Current
Aventis SA     France                            2002             2004
Allianz AG     Germany                           1999             2004
IBM
Corporation    USA                               1996             2003
Lion
Bioscience AG  Germany                           2002             2004

Enquiries:

Jonathan Miller
Head of Communications     + 44 (0) 118 929 3188

Chris Lloyd
Head of Investor Relations + 44 (0) 118 929 3018

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 04 May 2005                                    By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary